UNDERWRITING AGREEMENT

December 30, 2020

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal
Suite 300

Montréal, Québec
H3B 2S2

Attention: Sean Roosen, Chair & Chief Executive Officer

Dear Mr. Roosen,

Canaccord Genuity Corp. ("Canaccord Genuity") and National Bank Financial Inc., as co-lead underwriters and joint bookrunners (together the "Co-Lead Underwriters"), Eight Capital, RBC Dominion Securities Inc., CIBC World Markets Inc., Desjardins Securities Inc., PI Financial Corp., Raymond James Ltd., Scotia Capital Inc., Haywood Securities Inc., Industrial Alliance Securities Inc. and Paradigm Capital Inc. (together with the Co-Lead Underwriters, the "Underwriters") understand that Osisko Development Corp. (the "Company") proposes to issue and sell to, or at the direction of, the Underwriters an aggregate of 4,667,000 units of the Company (the "Units") at a price of $7.50 per Unit (the "Subscription Price"). The offering of the Units is referred to herein as the "Offering".

Each Unit consists of one Common Share (as defined herein) (each a "Unit Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each full Warrant shall entitle the holder thereof to acquire one additional Common Share (each a "Warrant Share") at a price of $10.00 per Warrant Share until the Expiry Time (as defined herein). The Warrants shall be issued and governed by the terms of the Warrant Indenture (as defined herein).

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally, and not jointly, nor jointly and severally, agree to purchase from the Company and, by the acceptance of this Agreement, the Company agrees to sell to the Underwriters at the Closing Time (as defined herein) all, but not less than all, of the Units at the Subscription Price, for aggregate gross proceeds of $35,002,500. The Offering will be completed on a private placement basis pursuant to exemptions from prospectus requirements of Securities Laws (as defined herein). Although the offer to purchase the Units is being made by the Underwriters, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the "Substituted Purchasers") for the Units in the Selling Jurisdictions (as defined herein). To the extent that Substituted Purchasers purchase Units at the Closing (as defined herein), the Underwriters shall not be obligated to purchase the Units so purchased by such Substituted Purchasers.

The Underwriters have been granted an option (the "Option"), which Option may be exercised, in whole or in part, at the Underwriters' sole discretion and without obligation, to purchase from the Company up to 700,050 additional Units at the Subscription Price, for additional aggregate gross proceeds of up to $5,250,375. The Option shall be exercisable by the Underwriters at any time until 48 hours prior to the Closing Time (as defined herein), after which time the Option shall be void and of no further force and effect.

If exercised, any Units issued upon exercise of the Option shall be deemed to form part of the Offering for the purposes hereof. Unless the context otherwise requires, all references to the "Offering", "Units", "Unit Shares", "Warrants" and "Warrant Shares" shall include any securities issued in connection with the exercise of the Option.

Subject to the terms and conditions hereof, the Underwriters, acting through their U.S. Affiliates (as defined herein) in accordance with this Agreement, may offer and sell the Units to Qualified Institutional Buyers (as defined herein) in the United States in compliance with Rule 144A under the U.S. Securities Act (as defined herein) in accordance with the provisions of Schedule "A" hereto.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall, at the Closing Time, pay to the Underwriters the Commission (as defined herein) as set out in Section 15 hereto. The obligation of the Company to pay the Commission shall arise at the Closing Time and the Commission shall be fully earned by the Underwriters upon the completion of the Offering.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

"affiliate", "associate", "distribution", "material change", "material fact" and "misrepresentation" have the respective meanings ascribed thereto in the Securities Act (Ontario) in effect on the date hereof;

"Affiliates" means the affiliates of each of the Underwriters;

"Agreement" means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

"Assets" means the direct or indirect ownership interests in the Properties and the Securities;

"Bonanza Ledge II Project" means the Company's development-stage Bonanza Ledge II project in British Columbia, Canada;

"Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Montréal, Québec are not open for business;

"Canaccord Genuity" means Canaccord Genuity Corp.;

"Cariboo Gold Project" means the property generally known as the "Cariboo Project" located in the Cariboo Mining District in east-central British Columbia, east and southeast of the City of Quesnel, British Columbia;

"Cariboo Technical Report" means the report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" dated October 5, 2020 (effective date of October 5, 2020) and prepared by InnovExplo Inc.;

"CBCA" means the Canada Business Corporations Act;

"CDS" means CDS Clearing and Depository Services Inc.;

"Claims" has the meaning ascribed to such term in Section 11(a) hereof;

"Closing" means the completion of the purchase and sale of the Units as contemplated by this Agreement and the Subscription Agreements;

"Closing Date" means the day on which the Closing shall occur, being on or before December 30, 2020 or such other date as the Underwriters and the Company may determine;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may determine;

"Commission" has the meaning ascribed to such term in Section 15 hereof;

"Common Shares" means the common shares in the capital of the Company;

"COVID-19 Outbreak" has the meaning ascribed to such term in Section 4(xx) hereof;

"Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company is a party or otherwise bound and which is material to the Company or as otherwise disclosed to the Underwriters in writing;

"Due Diligence Materials" means the Filing Statement, the documentation provided by the Company and Osisko Royalties to the underwriters and their counsel in connection with the RTO Transaction and any additional documentation provided by the Company to the Underwriters and Underwriters' Counsel for the purposes of the Offering as at the Closing Date;

"Environmental Laws" means all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"Expiry Date" means December 1, 2023;

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

"Filing Statement" means the Filing Statement on TSXV Form 3D2 submitted to the TSXV in connection with the approval of the RTO Transaction and listing of the Common Shares;

"Financial Information" means the financial statements of the "Contributed Osisko Assets" and the "Unaudited Pro Forma Financial Statements of the Resulting Issuer" included in the Filing Statement;

"Government Official" means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

"Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

"Guerrero Properties" means the exploration properties generally known as the Guerrero Properties in Guerrero, Mexico;

"including" means including without limitation;

"Indemnified Party" has the meaning ascribed to such term in Section 11(a) hereof;

"Indemnitor" has the meaning ascribed to such term in Section 11(a) hereof;

"Investment Agreement" means the investment agreement as described in the Filing Statement between the Company and Osisko Royalties, and as amended from time to time;

"James Bay Properties" means the exploration properties generally known as the James Bay Properties in Québec, Canada;

"Leased Premises" means the premises which are material to the Company and which the Company occupies as a tenant;

"Letter Agreement" means the engagement letter among the Company and the Co-Lead Underwriters dated December 7, 2020, as amended on December 8, 2020, and as may be further amended, related to the Offering;

"Losses" has the meaning ascribed to such term in Section 11(a) hereof;

"Management Services Agreement" means the management services agreement as described in the Filing Statement between the Company and Osisko Royalties, and as amended from time to time;

"Material Adverse Effect" means any materially adverse change in or effect on the business, assets or properties, affairs, liabilities (contingent or otherwise), results of operations, capital or condition (financial or otherwise) or prospects of the Company and the Subsidiaries, on a consolidated basis;

"Material Agreement" means any material contract, commitment, agreement (written or oral), instrument, lease or other document (including option agreements), including licence agreements and agreements relating to intellectual property, to which the Company is a party or otherwise bound and which is material to the Company;

"Material Property" means the Cariboo Gold Project and all of the mining leases, mining claims, option rights or other legal, beneficial or contractual interest, as applicable, together with any operating licences, permits, assets and other property, relating to the Cariboo Gold Project;

"Material Subsidiaries" means Barkerville Gold Mines Ltd., 0847423 BC Ltd., Bethlehem Resources (1996) Corporation and Williams Creek Gold Limited;

"Money Laundering Laws" has the meaning ascribed to such term in Section 4(ii) hereof;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"Non-Brokered Placement" means the non-brokered private placement of up to 6,675,000 units of the Company at a price of $7.50 per unit, with each unit comprised of one Common Share and one half of one Warrant;

"notice" has the meaning ascribed to such term in Section 16 hereof;

"OFAC" means the Office of Foreign Assets Control of the U.S. Treasury Department;

"Offering" has the meaning ascribed to such term on the face page of this Agreement;

"Offering Documents" means, collectively, this Agreement, the Subscription Agreements, and the Warrant Indenture;

"Osisko Royalties" means Osisko Gold Royalties Ltd;

"Permit" means any material regulatory approval, licence, permit, approval, consent, certificates, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws and those related to the COVID-19 Outbreak;

"Person" includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

"Properties" means, collectively, the Cariboo Gold Project, the San Antonio Gold Project, the Bonanza Ledge II Project, the James Bay Properties and the Guerrero Properties and all of the mining leases, mining claims, option rights or other legal, beneficial or contractual interest, as applicable, together with any operating licences, permits, assets and other property, relating to such properties contributed to the Company pursuant to the RTO Transaction;

"Public Disclosure Record" means, collectively, all of the documents which have been filed by or on behalf of the Company on or after November 23, 2020 and prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including the Filing Statement and all other documents filed on the Company's SEDAR profile at www.sedar.com on or after November 23, 2020;

"Purchasers" means the persons who, as purchasers or beneficial purchasers, acquire the Units by duly completing, executing and delivering the Subscription Agreements and any other required documentation;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

"RTO Transaction" means the transactions whereby, among other things, Osisko Gold Royalties Ltd. transferred the Assets to a subsidiary of the Company in exchange for Common Shares and the subsequent reverse takeover of the Company;

"RTO Warrant Indenture" means the warrant indenture dated October 29, 2020 by and among Osisko Development Holdings Inc., TSX Trust Company and the Company pursuant to which the RTO Warrants were issued and providing for the definitive terms of the RTO Warrants;

"RTO Warrants" means the warrants issued pursuant to the RTO Warrant Indenture in connection with the RTO Transaction;

"Rule 144A" means Rule 144A under the U.S. Securities Act;

"San Antonio Gold Project" means the property generally known as the "San Antonio Project" located in Sonora, Mexico, west of the Yaqui River and situated largely within the San Javier Mountain Range (Sierra de San Javier) which is part of the Western Sierra Madre;

"Securities" means the marketable securities contributed to the Company in connection with the RTO Transaction;

"Securities Laws" means all applicable securities laws in the Selling Jurisdiction in Canada and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and all rules and policies of the TSXV;

"Securities Regulators" means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

"Selling Jurisdiction" means each of the provinces of Canada and if applicable, such other jurisdictions as the Company and the Underwriters may agree;

"Subscription Agreements" means, the subscription agreement in respect of the Units, in the form agreed upon by the Underwriters and the Company pursuant to which Purchasers agree to subscribe for and purchase Units as applicable pursuant to the Offering as herein contemplated and shall include, for greater certainty, all schedules thereto;

"Subscription Price" has the meaning ascribed to such term on the face page of this Agreement;

"subsidiary" and "subsidiaries" has the meaning ascribed thereto in the CBCA;

"Subsidiaries" means the subsidiaries of the Company, including 7778953 Canada Inc., 7778961 Canada Inc., Coulon Mines Inc., Sapuchi Minera Holdings Two B.V., Sapuchi Minera, S. de R.L. de C.V.; Barkerville Gold Mines Ltd., 0847423 BC Ltd., Bethlehem Resources (1996) Corporation, Williams Creek Gold Limited, 9852239 Canada Inc., General Partnership Osisko James Bay / Osisko Baie James S.E.N.C., Compania Minera Osisko (Peru) S.A.C., Compania Minera Osisko Mexico, S.A. de C.V. and Minera El Patron, S.A. de C.V.;

"Substituted Purchasers" has the meaning ascribed to such term on the face page of this Agreement;

"Taxes" has the meaning ascribed to such term in Section 4(mm) hereof;

"TMX Group" means TMX Group Limited;

"Transfer Agent" means TSX Trust Company in its capacity as transfer agent and registrar of the Company at its principal office in Toronto, Ontario;

"TSXV" means the TSX Venture Exchange;

"Underwriters" has the meaning ascribed to such term on the face page of this Agreement;

"Underwriters' Counsel" means Stikeman Elliott LLP;

"Units" has the meaning ascribed to such term on the face page of this Agreement;

"Unit Share" has the meaning ascribed to such term on the face page of this Agreement;

"United States" and "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Affiliate" means the U.S. registered broker-dealer of an Underwriter;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Warrant" has the meaning ascribed to such term on the face page of this Agreement;

"Warrant Agent" means TSX Trust Company in its capacity as the warrant agent for the Unit Warrants at its principal office in Montréal, Québec or Toronto, Ontario;

"Warrant Indenture" means the warrant indenture dated December 30, 2020 between Osisko Development Corp. and TSX Trust Company pursuant to which the Warrants will be issued and providing for the definitive terms of the Warrants;

"Warrant Shares" has the meaning ascribed to such term on the face page of this Agreement.

TERMS AND CONDITIONS

1.

(a) Sale on Exempt Basis. The Company understands that although the offer to purchase the Units is being made by the Underwriters, the Underwriters will endeavour to arrange for Substituted Purchasers for the Units in the Selling Jurisdictions, subject to acceptance by the Company, acting reasonably, of the Subscription Agreements. The Underwriters shall offer for sale and sell the Units pursuant to the Offering in accordance with the terms of this Agreement, on a private placement basis pursuant to exemptions from the prospectus requirements of all Securities Laws. The Underwriters acknowledge that, subject to the conditions contained in Section 7 hereof being satisfied and subject to the rights of the Underwriters contained in Section 8 hereof, the Underwriters shall become obligated to purchase or cause to be purchased all of the Units. To the extent that Substituted Purchasers purchase Units at the Closing, the Underwriters shall not be obligated to purchase the Units so purchased by such Substituted Purchasers. The Company understands and agrees that the Underwriters may not arrange for Substituted Purchasers of the Units in the United States, and that any offer to purchase the Units in the United States is being made by the Underwriters, acting through their U.S. Affiliates, in accordance with this Agreement, on a private-placement basis to Qualified Institutional Buyers in the United States in compliance with Rule 144A and in accordance with the provisions of Schedule "A" hereof, it being understood and agreed that such sales do not trigger: (i) any obligation to prepare and file a prospectus, offering memorandum, registration statement or similar disclosure documents; or (ii) any registration or other obligation on the part of the Company including, but not limited to, any continuing obligation in that jurisdiction.

(b) Filings. The Company agrees to comply with all Securities Laws on a timely basis in connection with the Offering and undertakes to file, or cause to be filed, within the periods stipulated under Securities Laws, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Units so that the distribution of the Units may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in the Selling Jurisdiction, and the Underwriters undertake to use commercially reasonable best efforts to cause Purchasers to complete any forms required by Securities Laws. All fees payable in connection with such filings shall be at the expense of the Company.

(c) No Offering Memorandum. Neither the Company nor the Underwriters shall (i) provide to prospective purchasers of the Units any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Units, including but not limited to, causing the sale of the Units to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Units whose attendees have been invited by general solicitation or advertising.

(d) Legends. The Unit Shares and Warrants, shall have attached to them, and the Warrant Shares may have attached to them, as applicable, whether through the electronic deposit system of CDS, an ownership statement issued under a direct registration system or other electronic book-entry system, or on certificates that may be issued, as applicable, any legends as may be prescribed by CDS in addition to legends substantially in the following form with the necessary information inserted:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <insert date that is four (4) months and one (1) day after Closing Date>."

- and -

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES [REPRESENTED BY THIS CERTIFICATE] MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE]."

2.

(a) Covenants of the Company. The Company hereby covenants to the Underwriters and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Units, as follows:

(i) Exempt Offering. The Company will use its reasonable best efforts to fulfill all legal requirements to permit the creation, issue, offering and sale of the Units in compliance with the Securities Laws, to enable the Units to be offered for sale and sold to the Purchasers, without the necessity of filing a prospectus, a registration statement or an offering memorandum under the Securities Laws, to Purchasers through investment dealers or brokers registered under Securities Laws who have complied with the relevant provisions of such laws.

(ii) Due Diligence. The Company will allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters may reasonably require to be conducted prior to the Closing Date.

(iii) Delivery of Offering Documents. The Company will duly execute and deliver the Offering Documents at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company.

(iv) Maintain Corporate Existence. For a period of two years after the Closing Date, the Company shall use its commercially reasonable best efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company no longer validly subsisting under the laws of its jurisdiction of incorporation so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the rules and policies of the TSXV.

(v) Maintain Reporting Issuer Status. The Company will use its commercially reasonable best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the provinces of British Columbia and Alberta until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the rules and policies of the TSXV.

(vi) Maintain Stock Exchange Listing. The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares for trading on the TSXV for a period of two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the rules and policies of the TSXV. The Company will ensure that the Unit Shares and Warrant Shares are conditionally approved for listing and trading on the TSXV on or prior to the Closing Date.

(vii) Validly Issued Unit Shares. The Company will ensure that the Unit Shares upon issuance shall be duly issued as fully paid and non-assessable Common Shares and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Subscription Agreements.

(viii) Validly Issued Warrants. The Company will ensure that the Warrants upon issuance shall be duly issued in accordance with the terms of the Warrant Indenture and shall have the attributes corresponding to the description thereof set forth in each of the Offering Documents.

(ix) Validly Issued Warrant Shares. The Company will ensure that at all times prior to the Expiry Time, sufficient Warrant Shares are allotted for issuance upon the due and proper exercise of the Warrants. The Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture and when paid for, shall be duly issued as fully paid and non-assessable Common Shares and shall have the attributes corresponding to the description thereof set forth in each of the Offering Documents.

(x) Consents and Approvals. The Company will have made or obtained, as applicable, at or prior to the Closing Time, all consents, approvals, permits, authorizations or filings as may be required by the Company under Securities Laws, including the conditional approval for the issuance of the Unit Shares and Warrant Shares by the TSXV, necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules and policies of the TSXV.

(xi) Regulatory Filings. The Company will execute and file with the Securities Regulators and the TSXV all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws and the rules and policies of the TSXV in the time required by the Securities Laws and the rules and policies of the TSXV, including, for greater certainty, Form 45- 106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to the closing conditions set forth in Section 7 hereof.

(xii) Use of Proceeds. The Company shall use the net proceeds from the Offering to further develop the Cariboo Gold Project and other exploration assets of the Company, as well as for working capital and general corporate purposes.

(xiii) Closing Conditions. The Company will fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 7 hereof.

(b) Covenants of the Underwriters. The Underwriters hereby covenant and agree: (i) to conduct all activities in connection with the Offering in compliance with Securities Laws and all other laws applicable to the Underwriters (or an Affiliate of the Underwriters); (ii) to obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by securities regulatory authorities) in a form acceptable to the Company and the Underwriters; and (iii) not to solicit, offer, sell, trade, distribute or otherwise do any act in furtherance of a trade of the Unit Shares or Warrants in such manner as to require registration of the Unit Shares or Warrants or the filing of a prospectus, offering memorandum or any similar document under the laws of any jurisdiction outside the Selling Jurisdictions or to subject the Company to any continuous disclosure or other similar reporting requirements under the laws of any jurisdiction outside the Selling Jurisdictions to which it is not currently subject.

3.

(a) Material Changes During Distribution. During the distribution period, the Company shall promptly notify the Underwriters (and, if requested by the Underwriters, confirm such notification in writing) of any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened, financial or otherwise) or any event or development involving a prospective material change or a change in a material fact or any other material change in the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Company which would constitute a material change to, or a change in a material fact concerning the Company or any other change which is of such a nature.

During the distribution period, the Company shall promptly, and in any event, within any applicable time limitation, comply with all applicable filings and other requirements under Securities Laws as a result of such change. During such period, the Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 3.

(b) Press Releases. The Company agrees that it shall use its reasonable best efforts to provide the Underwriters with the opportunity to review the content and form of any press release to be issued in connection with the Offering prior to the closing of the Offering. In addition, if required by Securities Laws, any press release announcing or otherwise referring to the Offering shall include an appropriate notation on each page as follows: "Not for distribution to U.S. news wire services or dissemination in the United States." All press releases announcing the Offering will also be tailored to qualify for the safe harbour provided for in Rule 135e under the U.S. Securities Act, and include the following statement:

"This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful prior to registration under the U.S Securities Act of 1933 or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom."

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in purchasing the Units, that:

General Matters

(a) Good Standing of the Company. The Company (i) is existing under the CBCA and is in good standing under the CBCA; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to issue and sell the Units and to enter into and carry out its obligations under the Offering Documents.

(b) Ownership of Subsidiaries. Other than the Securities, the Company does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any company other than the Subsidiaries. Except as disclosed in the Filing Statement, the Company beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Subsidiaries, free and clear of all encumbrances and the Company is entitled to the full beneficial ownership of all shares in the Subsidiaries. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares free and clear of any liens. None of the outstanding securities of any Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of any Subsidiary.

(c) Good Standing of Subsidiaries. Each of the Subsidiaries: (i) has been duly incorporated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, respectively; and (iii) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(d) Only Material Subsidiaries. The Material Subsidiaries are the only material direct or indirect subsidiaries of the Company.

(e) Carrying on Business. The Company and each of the Material Subsidiaries, in all material respects, is conducting its business in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carries on business to enable its business to be carried on as now conducted and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance, with any such laws, regulations or permits.

(f) No Proceedings for Dissolution. No proceedings have been taken, instituted or, are pending for the dissolution, liquidation or winding up of the Company or any Subsidiary.

(g) No Default or Breach. The Company is not in breach or default of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, and the issue and sale of the Units and the grant of the Option, do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company, including the Securities Laws; (B) the constating documents, articles or resolutions of the Company which are in effect at the date hereof; (C) any Material Agreement or Debt Instrument; or (D) any judgment, decree or order binding the Company or the properties or assets of the Company or its Subsidiaries.

(h) Freedom to Compete. Neither the Company nor any Subsidiary is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(i) Share Capital of the Company. The authorized share capital of the Company consists of unlimited number of Common Shares of which, as of the close of business on December 29, 2020, 113,583,495 were outstanding as fully paid and non-assessable shares in the capital of the Company.

(j) Absence of Rights. Other than pursuant to the Investment Agreement, the RTO Warrants or any warrants to be issued in connection with the Non-Brokered Placement, any convertible securities issued or rights to acquire securities outstanding pursuant to the Company's security based compensation plans in existence on the date hereof or in connection with this Offering, no person has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company, and the Units, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(k) Common Shares are Listed. The currently issued and outstanding Common Shares are listed and posted for trading on the TSXV and no order ceasing or suspending trading in the Common Shares or prohibiting the sale of the Units has been issued and to the best knowledge of the Company, no proceedings, actions, inquiries, or investigations for such purpose has been threatened or are pending.

(l) Stock Exchange Compliance. The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV and the Company is currently in compliance with the rules and policies of the TSXV.

(m) Reporting Issuer Status. The Company is a "reporting issuer", not included in a list of defaulting reporting issuers maintained by the Securities Regulators in the provinces of British Columbia and Alberta and in particular, without limiting the foregoing, the Company has in all material respects, complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Securities Regulators in the provinces of British Columbia, and Alberta.

(n) Continuous Disclosure. From and after November 23, 2020, the Company is in compliance in all material respects with its timely and continuous disclosure obligations under Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material change that has occurred since November 23, 2020, which has not been publicly disclosed. The information and statements in the Public Disclosure Record were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on SEDAR and, except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof. To the knowledge of the Company, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under Securities Laws.

(o) No Voting Agreements. Except for the Investment Agreement, the Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries.

(p) Transfer Agent. The Transfer Agent, at its principal office in Toronto, Ontario or Montréal, Québec has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(q) Warrant Agent. The Warrant Agent, at its principal office in Montréal, Québec or Toronto, Ontario, has been duly appointed as the warrant agent for the Unit Warrants.

(r) Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to: (i) validly issue the Unit Shares as fully paid and non-assessable Common Shares; (ii) validly create, authorize and issue the Warrants; and (iii) allot and authorize the issuance of the Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Warrants in accordance with the terms of the Warrant Indenture.

(s) Valid and Binding Documents. Each of the execution and delivery of the Offering Documents and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability may be limited by applicable laws in effect in the province of Ontario.

(t) All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for: (i) the execution and delivery of the Offering Documents; (ii) the issuance, creation, sale and delivery, as applicable, of the Unit Shares, the Warrants, and the Warrant Shares; and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws.

(u) Validly Issued Unit Shares. The Unit Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares.

(v) Validly Issued Warrants. The Warrants have been duly and validly created and authorized for issuance and when issued and delivered by the Company pursuant to this Agreement and the Warrant Indenture, against payment of the consideration set forth herein, will be validly issued.

(w) Validly Authorized Warrant Shares. The Warrant Shares have been duly and validly authorized for issuance and, when issued, delivered and paid for upon the due exercise of the Warrants in accordance with the terms of the Warrant Indenture, will be validly issued as fully paid and non-assessable Common Shares.

(x) Material Agreements and Debt Instruments. With respect to the Material Agreements and Debt Instruments:

(i) all Material Agreements and Debt Instruments of the Company and the Subsidiaries required to be filed in accordance with section 12.2 of NI 51- 102 have been disclosed in the Public Disclosure Record;

(ii) all of the Material Agreements and Debt Instruments are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof; and

(iii) neither the Company nor any Subsidiary is in material violation, breach or default nor has the Company or any Subsidiary received any notification from any party claiming that the Company or any Subsidiary is in material violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument.

(y) Acquisitions and Dispositions. Since November 23, 2020, all acquisitions, dispositions, amalgamations, reorganizations, and other corporate transactions completed by the Company or any Subsidiary, have been, if required, disclosed in the Public Disclosure Record, were completed in material compliance with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with.

(z) Absence of Breach or Default. The Company is not in breach or default of, and the execution and delivery of the Offering Documents and the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Units, and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company, including the Securities Laws; (B) the constating documents, articles or resolutions of the Company which are in effect at the date hereof; (C) any Debt Instrument or Material Agreement; or (D) any judgment, decree or order binding the Company or the properties or assets of the Company.

(aa) No Actions or Proceedings. There are no material actions, suits, proceedings or investigations (whether or not purportedly by or on behalf of the Company or any Subsidiary) currently outstanding, or to the best knowledge of the Company, threatened or pending, against the Company or any Subsidiary at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity. There are no judgments or orders against the Company or any Subsidiary which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries the Properties, or any assets of the Company or the Subsidiaries are subject.

(bb) Financial Information. The Financial Information contains no misrepresentations, and presents fairly, in all material respects, the financial position of the Company, the Subsidiaries and the Assets for the periods referenced therein and have been prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods involved.

(cc) No Material Changes. Except as disclosed in the Public Disclosure Record, since November 23, 2020:

(i) there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries on a consolidated basis;

(ii) there has not been any material change in the capital stock or long-term debt of the Company and its Subsidiaries on a consolidated basis; and

(iii) the Company and each of the Material Subsidiaries has carried on its business in the ordinary course.

(dd) No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company which are required to be disclosed and are not disclosed or reflected in the Financial Information.

(ee) Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ff) Accounting Policies. Except as disclosed or contemplated in the Filing Statement, there has been no change in accounting policies or practices of the Company since December 31, 2019.

(gg) Purchases and Sales. The Company has not approved, is not contemplating and has not entered into any agreement in respect of, nor has knowledge of:

(i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii) the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Company or otherwise) of the Company or any Subsidiary; or

(iii) a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or shares of any Subsidiary.

(hh) No Loans or Non-Arm's Length Transactions. Except as disclosed in the Public Disclosure Record, neither the Company nor any Subsidiary is party to any Debt Instrument nor has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(ii) Dividends. There is not, in the constating documents, articles of incorporation or equivalent organizational or governing documents or in any Debt Instrument, Material Agreement, or other instrument or document to which the Company or any Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or any Subsidiary or the payment of dividends by the Company or any Subsidiary to the holders of their respective securities.

(jj) Independent Auditors. The auditors of the Company are independent public accountants as required by the Securities Laws and there has not been any "reportable event" (within the meaning of NI 51-102) with respect to the present auditor or any former auditor of the Company.

(kk) Insurance. The assets of the Company, the Material Subsidiaries and their respective business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Material Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(ll) Leased Premises. With respect to each of the Leased Premises, the Company or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or Subsidiary occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(mm) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company or any Subsidiary have been paid, except where the failure to do so would not reasonably be expected to give rise to a Material Adverse Effect. All tax returns, declarations and filings required to be filed by the Company and the Subsidiaries have been timely filed with all appropriate governmental authorities and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or any Subsidiary, except where such examinations, issues or disputes, individually or collectively, would not reasonably be expected to have a Material Adverse Effect.

(nn) Material Compliance with Laws. The Company and each of the Material Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carry on business to enable their business to be carried on as now conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and its has not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have a Material Adverse Effect and will at the applicable Closing Time be valid, subsisting and in good standing.

(oo) Anti-Bribery Laws. Neither the Company nor any Subsidiary has, and to the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the foregoing has, (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the Foreign Corrupt Practices Act of 1977 (United States) and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary has, nor, to the knowledge of the Company, has any director, officer, employee, consultant, representative or agent of foregoing, (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, the Subsidiaries, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging noncompliance with any such laws.

(pp) Anti-Money Laundering. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(qq) OFAC Requirements. Neither the Company nor any Subsidiary has been, nor to the knowledge of the Company, has any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any Subsidiary been or is currently subject to any United States sanctions administered by the OFAC; and the Company will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC.

(rr) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or any Material Subsidiary are now, or have ever been, (i) subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of the Company or any other public company.

(ss) Related Parties. Except for the Investment Agreement and the Management Services Agreement, none of the directors, officers or employees of the Company or any Subsidiary, any known holder of more than 10% of any class of shares of the Company or any Subsidiary, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction since November 23, 2020 or any proposed material transaction with the Company or any Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries.

(tt) Fees and Commissions. Other than the Underwriters (or any members of their selling group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(uu) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or unwritten).

(vv) Minute Books and Records. The minute books and records of the Company and the Material Subsidiaries which the Company has made available to the Underwriters and Underwriters' Counsel, in connection with their due diligence investigation of the Company and the Material Subsidiaries for the period from inception to the date of examination thereof are all of the minute books and all of the records of the Company and the Material Subsidiaries for such period and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(ww) Full Disclosure. All information which has been prepared by the Company relating to the Company, the Subsidiaries and any of their business, properties and liabilities, and either publicly disclosed or provided to the Underwriters and the Public Disclosure Record is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading.

(xx) COVID-19 Outbreak. Except as mandated by or in conformity with the recommendations of a Governmental Entity, there has been no closure or suspension of operations at the Properties or reduction in workforce productivity of the Company or any Subsidiary as a result of the novel coronavirus disease outbreak (the "COVID-19 Outbreak"). The Company and the Subsidiaries have been monitoring the COVID-19 Outbreak and the present and potential impacts at all of their operations and have put appropriate control measures in place to ensure the wellness of all of their employees and surrounding communities where the Company and the Subsidiaries operate while continuing to operate. All activities relating to the suspension and restart of operations at the Properties as a result of the COVID-19 Outbreak have been accurately disclosed in the Public Disclosure Record and no fact or facts have been omitted therefrom which would make such information misleading.

(yy) Investment Company Act. The Company is not required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and is not relying on any exemption therefrom.

Mining and Environmental Matters

(zz) Only Material Property. The Material Property is the only material property which the Company directly or indirectly owns.

(aaa) Properties and Assets. The Company and the Subsidiaries are the absolute legal and beneficial owners of and have good and marketable title to, all of the properties or assets thereof as described in the Pubic Disclosure Record or the Due Diligence Materials, including the Properties, such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted or contemplated to be conducted. The Company does not know of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Public Disclosure Record or the Due Diligence Materials, the Company does not have a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof.

(bbb) Material Property and Mining Rights. The Company and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which the Properties are located in respect of the ore bodies and specified minerals located in the Properties in which the Company and the Subsidiaries have an interest as described in the Public Disclosure Record or the Due Diligence Materials under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access the Properties and explore and exploit the minerals relating thereto as are appropriate in view of their respective rights and interests therein; except as disclosed to the Underwriters in writing, all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing and neither the Company nor any Subsidiary is in default of any of the material provisions of any such agreements, including failure to fulfill any payment or work obligation thereunder, nor has any such default been alleged.

(ccc) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company or any Subsidiary holds its properties and assets (including any option agreement or any interest in, or right to earn an interest in, any properties), including the Properties, are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, and neither Company nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. The Properties (and any option agreement or any interest in, or right to earn an interest in, such Properties) are not subject to any right of first refusal or purchase or acquisition rights.

(ddd) No Restrictions. There are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed development, operation (including, but not limited to, in respect of commercial production related mining activities), and maintenance of the Material Property.

(eee) No Liens. Neither the Company nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Material Property other than liens or encumbrances imposed in the ordinary course of business.

(fff) No Outstanding Payments. All rentals, payments and obligations (including but not limited to maintenance for the Properties), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Material Property have been properly and timely paid.

(ggg) Possession of Permits and Authorizations. The Company and the Material Subsidiaries have obtained all Permits necessary to carry on the business of the Company and the Material Subsidiaries as it is currently conducted. The Company and the Material Subsidiaries are in compliance with the terms and conditions of all Permits except where noncompliance would not reasonably be expected to have a Material Adverse Effect. All of the Permits issued to date are valid, subsisting, in good standing and in full force and effect and neither the Company nor the Material Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Permits nor any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted.

(hhh) No Expropriation. No part of the Properties or the mining rights or Permits of the Company or the Material Subsidiaries have been taken, revoked, condemned, or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened, or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(iii) No Asset Impairment. The Company has undertaken an asset analysis in respect of the Material Property, including all estimates of the mineral resources and mineral reserves reported thereon and has not found any material asset impairment and does not anticipate making any write downs in respect of the Material Property, or any parts thereof.

(jjj) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the best knowledge of the Company, threatened or pending, with respect to the Properties. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Properties, and no material dispute in respect of the Properties with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(kkk) Community Relationships. The Company and the Subsidiaries maintain good relationships with the communities and persons affected by or located on the Material Property in all material respects, and there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Material Property.

(lll) Government Relationships. The Company and the Subsidiaries maintain good relations with all Governmental Entities in the jurisdiction in which the Material Property is located, or in which such parties otherwise carry on their business or operations. To the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Subsidiaries from conducting its business and activities in connection with the Material Property, in all material respects, as currently conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Entities.

(mmm) Environmental Matters.

(i) the Company and the Subsidiaries are in material compliance with all Environmental Laws and all operations on the Properties carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good mining, exploration and engineering practices;

(ii) neither the Company nor any Subsidiary has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport, or handle any hazardous substance;

(iii) the Company and the Subsidiaries have not, and to the knowledge of the Company, no predecessor of the Company or any Subsidiary has, received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and the Company and the Subsidiaries have not, nor to the knowledge of the Company, has any predecessor company, settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries and nor has the Company or any Subsidiary received notice of any of the same;

(iv) there have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the best knowledge of the Company, none that are threatened or pending; and no conditions exist at, on or under any properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect;

(v) except as ordinarily or customarily required by applicable permit, neither the Company nor any Subsidiary has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. The Company and the Subsidiaries have not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(vi) there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company or the Subsidiaries in the ordinary course; and

(vii) there are currently no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any Subsidiary.

(nnn) Scientific and Technical Information. The Company and the Subsidiaries are in compliance with the provisions of NI 43-101 and the Company has filed all technical reports in respect of its material properties required thereby, which remain current as at the date hereof. The Cariboo Technical Report complies in all material respects with the requirements of NI 43-101 and there is no new material scientific or technical information concerning the Cariboo Gold Project since the date thereof that would require a new technical report in respect of such property to be issued under NI 43-101. The Company and the Subsidiaries, or to the knowledge of the Company, any predecessor thereof, made available to the authors of the Cariboo Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by such authors and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Public Disclosure Record relating to scientific and technical information, including the estimates of the mineral resources of the Cariboo Gold Project, have been prepared in accordance with Canadian industry standards set forth in NI 43-101 and in compliance with Securities Laws. The method of estimating the mineral resources has been verified by mining experts who are "qualified persons" (within the meaning of NI 43-101), all material assumptions underlying the mineral resource estimates are reasonable and appropriate, the information upon which the estimates of mineral resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

Employment Matters

(ooo) Employment Laws. The Company and the Subsidiaries are in material compliance with all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages, including but not limited to those relating to the COVID-19 Outbreak. There are no material claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(ppp) Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee, or consultant of the Company or any Subsidiary, as applicable (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Securities Laws.

(qqq) Record-Keeping. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and the Subsidiaries.

(rrr) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint, or grievance outstanding, or to the best knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or any Subsidiary and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Company or any Subsidiary.

(sss) No Work Stoppage or Interruptions. There is not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which did or could materially adversely affect the ability to explore, develop and operate the Material Property.

5. Representations and Warranties of the Underwriters. Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company and acknowledges that the Company is relying upon such representations and warranties, that:

(a) Compliance with Securities Laws. In respect of the offer and sale of the Units, the Underwriter will conduct its activities in connection with the Offering and comply with all Securities Laws and the provisions of this Agreement.

(b) Duly Registered. The Underwriter is duly registered pursuant to the provisions of the Securities Laws, and is duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Underwriter will act only through members of a selling group who are so registered or licensed.

(c) General Solicitation or Advertising. The Underwriter and its Affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Units in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Units whose attendees have been invited by any general solicitation or general advertising.

(d) No Prospectus or Registration Requirement. The Underwriter has not and will not solicit offers to purchase or sell the Units so as to require the filing of a prospectus, registration statement or offering memorandum with respect thereto or the provision of a contractual right of action under the laws of any jurisdiction.

6. Closing Deliveries. The purchase and sale of the Units shall be completed at the Closing Time at the offices of Bennett Jones LLP, in Toronto, Ontario or at such other place or using such other electronic transmissions as the Underwriters and the Company may agree upon in writing. If, at the Closing Date, the terms and conditions herein have been complied with to the satisfaction of the Underwriters acting reasonably or waived by the Underwriters, the Underwriters will deliver to the Company all completed Subscription Agreements, against delivery by the Company of the Units, by way of electronic deposit as directed by Canaccord Genuity, against payment by the Underwriters to the Company of the Subscription Price therefor, less the Commission referred to in Section 15 and the expenses referred to in Section 9 hereof.

7. Closing Conditions. Each Purchaser's obligation to purchase the Units shall be conditional upon the fulfillment at or before the Closing Time of the following conditions:

(a) the Underwriters shall have received at the Closing Time, certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Underwriters, with respect to the articles and by-laws of the Company, all resolutions of the Company's board of directors relating to this Agreement and the transactions contemplated hereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Underwriters may reasonably request;

(b) the Underwriters shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the TSXV required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(c) the Company shall have amended the RTO Warrants such that the term "Expiry Date" in the RTO Warrant Indenture will be "December 1, 2023";

(d) the issuance of the Unit Shares, Warrants, and Warrant Shares and listing of the Unit Shares and Warrant Shares shall have been conditionally accepted by the TSXV;

(e) the Company shall have taken all necessary corporate actions to (i) authorize and approve the Offering Documents, (ii) create and issue the Unit Shares and Warrants; (iii) authorize and allot for issuance the Warrant Shares; and (iv) authorize and approve all other matters relating to the Offering;

(f) the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters' Counsel, acting reasonably, dated the Closing Date, from counsel to the Company and where appropriate, counsel in the Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i) as to the incorporation and subsistence of the Company under the CBCA and as to the Company having the requisite corporate power and capacity under the CBCA to carry on its business as presently carried on and to own its properties and assets;

(ii) the Company is a "reporting issuer" not included on the list of issuers in default in the provinces of British Columbia and Alberta;

(iii) as to the authorized and issued capital of the Company;

(iv) as to the corporate power and authority of the Company to execute, deliver and perform its obligations under the Offering Documents and to issue the Unit Shares, Warrants, and Warrant Shares;

(v) each of the Offering Documents have been duly authorized, executed and delivered by the Company and constitute a valid and legally binding obligation of the Company enforceable against it in accordance with their respective terms;

(vi) the execution and delivery of the Offering Documents and the performance by the Company of its obligations hereunder and thereunder, and the sale or issuance of the Unit Shares, Warrants, and Warrant Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the constating documents of the Company, any resolutions of the shareholders or directors of the Company, any applicable corporate laws or Securities Laws;

(vii) the Unit Shares have been issued as fully paid and non-assessable Common Shares;

(viii) the Warrants have been duly and validly created and issued and the Warrant Shares have been authorized and allotted for issuance and, upon the due exercise of the Warrants and in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(ix) the issuance and sale by the Company of the Unit Shares and Warrants to the Purchasers in accordance with the terms of this Agreement and the Subscription Agreements are exempt from the prospectus requirements of Securities Laws in the Selling Jurisdictions and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the Securities Laws to permit such issuance and sale; it being noted, however, that the Company is required to file or cause to be filed with the Securities Regulators, a report on Form 45-106F1 prepared and executed pursuant to NI 45-106, together with the prescribed filing fee, within 10 days following the Closing Date;

(x) the issuance of the Warrant Shares upon the due exercise of the Warrants will be exempt from the prospectus requirements of Securities Laws in the Selling Jurisdictions and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the Securities Laws to permit such issuance and delivery;

(xi) no other documents will be required to be filed, proceedings, taken or approvals, permits, consents or authorizations obtained under the Securities Laws in connection with the first trade of the Unit Shares, Warrants, or Warrant Shares by the holders thereof, as the case may be, provided that a period of four (4) months and one (1) day has lapsed from the date of distribution of the Units; and

(xii) such other matters as the Underwriters or their counsel may reasonably request;

(g) if any Units are being sold in the United States pursuant to this Agreement, including Schedule "A" hereto, the Underwriters shall have received a favorable legal opinion to be delivered by Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's special United States counsel, in form and substance satisfactory to the Underwriters, to the effect that it is not necessary in connection with the offer, sale and delivery of the Units to the Underwriters under this Agreement or in connection with the initial resale of the Units by the Underwriters in accordance with the provisions of this Agreement, to register the Units (including the Unit Shares and the Warrants comprising the Units) under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent reoffer or resale of the Units, the Unit Shares or the Warrants, or the issuance, or any subsequent reoffer or resale, of the Warrant Shares;

(h) the Underwriters shall have received a certificate of status or similar certificate with respect to the jurisdiction in which the Company and the Material Subsidiaries are incorporated;

(i) the Underwriters shall have received a certificate from the Transfer Agent as to the issued and outstanding Common Shares as at the close of business on the day prior to the Closing Date;

(j) the Underwriters shall have delivered to the Company original or electronic copies of the Subscription Agreements completed and executed by each of the Purchasers and, if applicable, other forms prescribed by the TSXV or required by Securities Laws or by the Company in connection with the Offering;

(k) the Subscription Agreements and the Warrant Indenture shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and Underwriters' Counsel;

(l) the Company shall have duly complied with all material terms, covenants and conditions of this Agreement, each in their respective part, to be complied with up to the Closing Time; and

(m) the representations and warranties of the Company contained in this Agreement be true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement except to the extent such representations and warranties were made as of a prior date in which case they shall be true and correct in all material respects as of such date.

8. Termination.

(a) Rights of Termination. The Underwriters (or any one of them) shall be entitled to terminate and cancel their (or its) obligations hereunder by written notice to that effect given to the Company on or before Closing if at any time prior to the Closing:

(i) Material Change. There shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact in relation to the Company or the Subsidiaries which was required to be disclosed in the Public Disclosure Record, which would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(ii) Disaster. If there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or other calamity, any escalation in the severity of the COVID-19 Outbreak or any law or regulation which, in the opinion of any Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its Subsidiaries on a consolidated basis;

(iii) Proceedings. (A) Any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or credibly threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSXV or any securities regulatory authority (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any Underwriter) involving the Company and the Subsidiaries on a consolidated basis or any of their officers or directors, (B) any law or regulation is enacted or proposed or changed that, in the opinion of the Underwriters, acting reasonably, operates to prevent or restrict the trading of the Company's securities or materially and adversely affects or will materially and adversely affect the market price or value of the Company's securities, or (C) there is announced or enacted any change or proposed change in applicable laws of Canada and such change, in the opinion of the Underwriters, could be expected to have a material adverse effect on (i) the Company, or the (ii) market price or value of the Common Shares; or

(iv) Breach. The Company is in material breach of any material term, condition or covenant of this Agreement, or any representation or warranty given by the Company in this Agreement is or becomes false in any material respect including, for certainty, the amendments extending the expiry date of the RTO Warrants.

(b) Exercise of Termination Rights. The rights of termination contained in this Section 8 may be exercised by any of the Underwriters and is in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by an Underwriter, there shall be no further liability on the part of that Underwriter to the Company or on the part of the Company to that Underwriter except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination or under Sections 9, 10, 11 and 15 of this Agreement.

9. Expenses. Whether or not the sale of the Units shall be completed, all expenses of or incidental to the sale and delivery of the Units and all expenses of or incidental to all other matters in connection with the Offering shall be borne by the Company including, without limitation, all reasonable fees and disbursements of all legal counsel to the Company (including local counsel), all fees and expenses relating to obtaining the conditional and final approval of the TSXV in respect of the Offering, and all transfer agent fees and expenses. In addition, whether or not the transactions contemplated by this Agreement shall be completed, the Company shall reimburse the Underwriters for all reasonable out-of-pocket expenses incurred by them in connection with the Offering, including the legal fees and disbursements of the Underwriters' Counsel, together with all applicable taxes on all of the foregoing provided, however, that the Company shall not be required to pay any reasonable fees and disbursements of counsel to the Underwriters in excess of $75,000, exclusive of taxes and disbursements (such fees and expenses of the Underwriters that the Company is required to pay pursuant to the terms of this Agreement being, collectively, the "Eligible Expenses"). Eligible Expenses, whether incurred by the Underwriters or on its behalf, shall be immediately payable by the Company upon receipt of an invoice.

10. Survival of Representations and Warranties. All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriters or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriters and the Purchasers. The representations, warranties, covenants and agreements of the Underwriters herein contained and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of two years following the Closing Date.

11. Indemnity.

(a) The Company and the Subsidiaries (collectively, the "Indemnitor") hereby agree to indemnify and hold the Underwriters and the directors, officers, employees, agents and shareholders of the Underwriters (collectively, the "Indemnified Parties" and each, an "Indemnified Party") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities (collectively, "Losses"), whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against any Indemnified Party (collectively, the "Claims"), to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Indemnified Party hereunder or otherwise in connection with the Offering, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i) the Indemnified Party has been grossly negligent, engaged in willful misconduct or have committed any fraudulent act in the course of such performance; and

(ii) the Claims as to which indemnification is claimed, were directly caused by the gross negligence, willful misconduct or fraud referred to in (i).

(b) If for any reason (other than the occurrence of any of the events itemized in (i) or (ii) above), the foregoing indemnification is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by such Indemnified Parties as a result of such Losses in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party, as well as any relevant equitable considerations, provided that the Indemnitor shall, in any event, contribute to the amount paid or payable by the Indemnified Party as a result of such Losses, any excess of such amount over the amount of the fees received by the Indemnified Party, if any, under this Agreement.

(c) The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or an Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or the Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Indemnified Party, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its directors, officers, employees, agents and shareholders) and out-of-pocket expenses incurred at competitive rates by such directors, officers, employees, agents and shareholders in connection therewith shall be paid by the Indemnitor as they occur, provided that in no circumstances will the Indemnitor be required to pay the fees and expenses of more than one legal counsel for all of the Indemnified Parties, unless:

(i) the Indemnitor and the Indemnified Parties have mutually agreed to the retention of more than one legal counsel for the Indemnified Parties; or

(ii) the Indemnified Parties have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Parties by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

(d) Promptly after receipt of notice of the commencement of any legal proceeding against the Indemnified Parties or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Indemnified Parties will notify the Indemnitor in writing of the commencement thereof. Failure to so notify the Indemnitor shall not relieve the Indemnitor from liability except and only to the extent that the failure materially prejudices the Indemnitor. Throughout the course of such proceeding or investigation, the Indemnified Parties will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed.

(e) The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Underwriters. Upon the Indemnitor notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Indemnitor, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Indemnitor, shall keep the Indemnitor advised of the progress thereof and shall discuss with the Indemnitor all significant actions proposed. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

(f) Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor's expense, to separately retain counsel of such Indemnified Party's choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party's behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

(g) No admission of liability and no settlement of any Claim shall be made by the Indemnitor or the Indemnified Party without the prior written consent of the other such party affected.

(h) The Indemnitor hereby acknowledges that the Underwriters act as trustee for the other Indemnified Parties of the Indemnitor's covenants under the indemnity described in this Section 11 and the Underwriters agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(i) The indemnity and contribution obligations of the Indemnitor under this Section 11 shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor and any Indemnified Party. The foregoing provisions shall survive any termination of this Agreement or the completion of professional services rendered under this Agreement.

12. Obligations of the Underwriters to be Several. The sale of the Units in connection with the Offering shall be as to the following percentages:

Underwriter	Syndicate Position
Canaccord Genuity Corp.	25.0%
National Bank Financial Inc.	25.0%
Eight Capital	15.0%
RBC Dominion Securities Inc.	7.5%
CIBC World Markets Inc.	4.0%
Desjardins Securities Inc.	4.0%
PI Financial Corp.	4.0%
Raymond James Ltd.	4.0%
Scotia Capital Inc.	4.0%
Haywood Securities Inc.	2.5%
Industrial Alliance Securities Inc.	2.5%
Paradigm Capital Inc.	2.5%

If any one of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Units at the Closing Time for any reason whatsoever, the other Underwriter shall have the right, but shall not be obligated, to purchase the Units which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Units, the non-defaulting Underwriter elects not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity and expense obligations in respect of the non-defaulting Underwriter. Nothing in this Section 12 shall oblige the Company to sell to the Underwriters less than all of the Units or shall relieve an Underwriter in default hereunder from liability to the Company.

13. Action by Underwriters. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by Section 8 or matters relating to indemnity and contribution contemplated by Section 11, may be taken by the Co-Lead Underwriters, on behalf of themselves and the Underwriters, and the execution and delivery of this Agreement by the Company and the Underwriters shall constitute the Company's authority for accepting any notice, request, direction, certificate, consent or other communication from the Co-Lead Underwriters and for delivering the Units by electronic deposits or otherwise to, or to the order of, Canaccord Genuity. The Co-Lead Underwriters agree to consult with the other Underwriters with respect to all material matters. The rights and obligations of the Underwriters under this Agreement shall be several and not joint nor joint and several.

14. Advertisements. The Company acknowledges that the Underwriters shall have the right, subject always to clauses 1(a) and 1(c), at their own expense, to place such advertisement or advertisements relating to the Offering contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law, including Securities Laws. The Company and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of the Securities Laws.

15. Underwriters' Commission. In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay the Underwriters a cash commission equal to 5% of the aggregate gross proceeds raised from the issuance of the Units (the "Commission"). The obligation of the Company to pay the Commission shall arise at the Closing Time.

16. Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(a) if to the Company, to it at:

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal
Suite 300

Montréal, Québec
H3B 2S2

Attention: Sean Roosen, Chair & Chief Executive Officer
Email: sroosen@osiskodev.com

with a copy to (which will not constitute delivery):

Bennett Jones LLP

One First Canadian Place, Suite 3400

Toronto, Ontario M5X 1A4

Canada

Attention: Andrew Disipio, Partner
Email: disipioa@bennettjones.com

(b) or if to the Underwriters:

Canaccord Genuity Corp.
Brookfield Place, 161 Bay Street
Suite 3100, P.O. Box 516
Toronto, ON M5J 2S1

Attention: Tom Jakubowksi
Email: tjakubowski@cgf.com

and

National Bank Financial Inc.

The Exchange Tower

130 King Street West, Suite 3200

Toronto, ON M5X 1J9

Attention: Jason Ellefson
Email: jason.ellefson@nbc.ca

with a copy to (which will not constitute delivery):

Stikeman Elliott LLP

5300 Commerce Court West, 199 Bay St,

Toronto, ON M5L 1B9Canada

Attention: Tim McCormick

Email: tmccormick@stikeman.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

17. Time of the Essence. Time shall, in all respects, be of the essence hereof.

18. Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada unless otherwise indicated.

19. Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

20. Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

21. No Fiduciary Duty. The Company acknowledges and agrees that (i) the purchase and sale of the Units pursuant to this Agreement, including the determination of the subscription price of the Units and any related discounts and commissions, is an arm's length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand; (ii) in connection with the Offering contemplated hereby and the process leading to such transaction, the Underwriters are and have been acting solely as principals and are not the agents or fiduciaries of the Company or its shareholders, creditors, employees or any other party; (iii) the Underwriters have not assumed and will not assume an advisory or fiduciary responsibility in favour of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Underwriters have advised or are currently advising the Company on other matters) and the Underwriters do not have any obligations to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement; (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company; and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

22. Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including, without limitation, the Letter Agreement. This Agreement may be amended or modified in any respect by written instrument only.

23. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

24. Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

25. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

26. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

27. Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

28. Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

29. Counterparts and Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

30. Relationship with the TMX Group Limited. Certain of the Underwriters, including National Bank Financial Inc. and CIBC World Markets Inc., or affiliates thereof, own or control an equity interest in TMX Group Limited ("TMX Group"). In addition, certain of the Underwriters, or affiliates thereof, have nominee directors serving on the TMX Group's board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSXV. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service. Neither National Bank Financial Inc. nor CIBC World Markets Inc. require the Company to list securities on any exchange owned by TMX Group, including the TSXV, as a condition of supplying or continuing to supply underwriting and/or other services.

[Remainder of Page Intentionally Left Blank]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

CANACCORD GENUITY CORP.

Per:	(signed) Tom Jakubowski
	Name:	Tom Jakubowski
	Title:	Managing Director, Global Head of Mining, Investment Banking

NATIONAL BANK FINANCIAL INC.

Per:	(signed) Jason Ellefson
	Name:	Jason Ellefson
	Title:	Managing Director & Head, Global Mining & Metals

EIGHT CAPITAL

Per:	(signed) John Sutherland
	Name:	John Sutherland
	Title:	Principal, Managing Director

RBC DOMINION SECURITIES INC.

Per:	(signed) Phil Wilkinson
	Name:	Phil Wilkinson
	Title:	Director, Global Mining & Metals Investment Banking

CIBC WORLD MARKETS INC.

Per:	(signed) Chris Gratias
	Name:	Chris Gratias
	Title:	Managing Director

DESJARDINS SECURITIES INC.

Per:	(signed) Bruno Kaiser
	Name:	Bruno Kaiser
	Title:	Managing Director, Head of Metals and Mining

PI FINANCIAL CORP.

Per:	(signed) Russell Mills
	Name:	Russell Mills
	Title:	Managing Director, Investment Banking

RAYMOND JAMES LTD.

Per:	(signed) Gavin McOuat
	Name:	Gavin McOuat
	Title:	Senior Managing Director, Head of Mining Investment Banking

SCOTIA CAPITAL INC.

Per:	(signed) Elian Terner
	Name:	Elian Terner
	Title:	Managing Director

HAYWOOD SECURITIES INC.

Per:	(signed) Ryan Matthiesen
	Name:	Ryan Matthiesen
	Title:	Managing Director, Investment Banking

INDUSTRIAL ALLIANCE SECURITIES INC.

Per:	(signed) David Beatty
	Name:	David Beatty
	Title:	Managing Director, Investment Banking

PARADIGM CAPITAL INC.

Per:	(signed) John Booth
	Name:	John Booth
	Title:	Head of Investment Banking

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 30th day of December 2020.

OSISKO DEVELOPMENT CORP.

Per:	(signed) Sean Roosen
	Name:	Sean Roosen
	Title:	Chair and Chief Executive Officer

Per:	(signed) Benoit Brunet
	Name:	Benoit Brunet
	Title:	Cheif Financial Officer

SCHEDULE "A"

OFFERING IN THE UNITED STATES

For the purposes of this Schedule "A", the following terms will have the meanings set forth below:

(a) "Directed Selling Efforts" means "directed selling efforts" as defined in Rule 902 of Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Rule 902 of Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Units, Unit Shares, Warrants or Warrant Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units, Unit Shares, Warrants or Warrant Shares;

(b) "General Solicitation" and "General Advertising" mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(c) "Regulation S" means Regulation S under the U.S. Securities Act;

(d) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Rule 902 of Regulation S; and

(e) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations thereunder.

1.1 The Underwriters may offer and sell the Units within the United States through U.S. Affiliates on the terms and subject to the conditions of this Schedule "A". In connection therewith, the Company represents, warrants, covenants and agrees to and with the Underwriters that:

(a) the Company is and, as at the Closing Date, will be, a "foreign issuer" (within the meaning of Rule 902 of Regulation S) and reasonably believes there is no Substantial U.S. Market Interest with respect to the Units, Unit Shares, Warrants or Warrant Shares;

(b) none of the Company nor any of their affiliates or any person acting on their behalf (other than the Underwriters, the U.S. Affiliates or any members of their selling group) has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Units, Unit Shares, Warrants or Warrant Shares or has taken or will take any action (including the sale of securities into the United States) that would cause the exemptions afforded by Rule 144A and Rule 903 of Regulation S to be unavailable for offers and sales of the Units pursuant to this Agreement;

(c) none of the Company nor any of their affiliates or any person acting on their behalf (other than the Underwriters, the U.S. Affiliates or any members of their selling group), has engaged or will engage in any form of General Solicitation or General Advertising, any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act or any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Units in the United States;

(d) so long as any of the Units, Unit Shares, Warrants or Warrant Shares that have been sold in the United States are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Company will, unless it becomes subject to and complies with the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A); and

(e) the Units, Unit Shares, Warrants or Warrant Shares are not and, as of the Closing Date, will not be, and no securities of the same class as the Units, Unit Shares, Warrants or Warrant Shares are or will be:

(i) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act;

(ii) quoted in a "U.S. automated inter-dealer quotation system", as such term is used in Rule 144A; or

(iii) convertible or exchangeable at an effective conversion premium or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted.

1.2 Each Underwriter acknowledges that the Units, Unit Shares, Warrants or Warrant Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and may only be offered and sold in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and exempt from applicable state securities laws. In addition, until 40 days after the commencement of the offering of the Units, an offer or sale of the Units, Unit Shares, Warrants or Warrant Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements. Accordingly, each Underwriter separately and not jointly represents, warrants, covenants and agrees to and with the Company (and will cause its U.S. Affiliates to comply with such representations, warranties and covenants) that:

(a) it and its U.S. Affiliates have not offered or sold, and will not offer or sell, any Units, Unit Shares, Warrants or Warrant Shares constituting part of its allotment (i) within the United States except as permitted in this Schedule "A", or (ii) outside of the United States except in accordance with Rule 903 of Regulation S. Accordingly, except as permitted in Schedule "A" hereof neither it nor any of U.S. Affiliates nor any person acting on its or their behalf has engaged or will engage in:

(i) any offer to sell or any solicitation of an offer to buy, any Units, Unit Shares, Warrants or Warrant Shares in the United States;

(ii) any sale of Units, Unit Shares, Warrants or Warrant Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either, reasonably believed that such purchaser was outside the United States; or

(iii) any Directed Selling Efforts with respect to the Units, Unit Shares, Warrants or Warrant Shares;

(b) neither it, its U.S. Affiliate, nor any person acting on its or their behalf has engaged or will engage in any form of General Solicitation or General Advertising, any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act or any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with its offers or sales of the Units, Unit Shares, Warrants or Warrant Shares in the United States;

(c) all offers and sales of the Units in the United States have been and will be effected by or through its U.S. Affiliates duly registered as a broker or dealer under Section 15(b) of the U.S. Exchange Act and all applicable state securities laws, in accordance with all applicable United States state and federal securities (including broker-dealer) laws and all applicable rules of the Financial Industry Regulatory Authority;

(d) each U.S. Affiliate that is purchasing the Units in the United States is a Qualified Institutional Buyer and each U.S. Affiliate that has offered or sold or will offer or sell the Units in the United States was and will be, on the dates of such offers and sales, a member of, and in good standing with, the Financial Industry Regulatory Authority;

(e) any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States was or will be made only to a person it reasonably believes to be a Qualified Institutional Buyer who is acquiring the Units (i) for its own account or (ii) for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion, in a transaction that is exempt from registration under the U.S. Securities Act pursuant to Rule 144A;

(f) all purchasers of the Units who are buying the Units pursuant to Rule 144A shall be informed that the Units, Unit Shares, Warrants or Warrant Shares are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A;

(g) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates, any selling group members or with the prior written consent of the Company; and

(h) prior to completion of any sale of Units in the United States, each purchaser thereof will execute and deliver a purchaser letter substantially in the form of Schedule "C" to Subscription Agreements or in a similar form acceptable to the Company.

1.3 Each Underwriter further agrees with the Company that:

(a) prior to the Closing Date, it will provide the transfer agent and registrar for the Unit Shares and Warrants with a list of all purchasers of the Units in the United States;

(b) if the Underwriters authorize any members of their selling group to offer and sell Units in the United States through the U.S. Affiliates, the Underwriters will cause each such selling group member to acknowledge in writing, for the benefit of the Company, its agreement to be bound by the provisions of this Schedule "A" in connection with all offers and sales of the Units in the United States. The Underwriters have not and will not make any other contractual arrangement for the distribution of the Units in the United States without the prior written consent of the Company; and

(c) at the Closing Time it, together with its U.S. Affiliates, will provide a certificate, substantially in the form of Annex "A" relating to the manner of the offer and sale of the Units in the United States.

ANNEX "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of units (the "Units") of Osisko Development Corp. (the "Company") pursuant to the underwriting agreement dated December 30F, 2020 among the Company and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

I. [Name of U.S. broker-dealer Affiliate] is a duly registered broker or dealer under the United States Securities and Exchange Act of 1934, as amended, and is and was a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale made by it in the United States, and all offers and sales of Units in the United States have been and will be effected by [Name of U.S. broker-dealer Affiliate] in accordance with all U.S. broker-dealer requirements;

II. we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each such offeree purchasing Units from us who is in the United States or who was offered securities in the United States, is a qualified institutional buyer (a "Qualified Institutional Buyer") as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "U.S. Securities Act");

III. all offers and sales of the Units in the United States were made to Qualified Institutional Buyers;

IV. no form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published on the internet or in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

V. prior to any sale of Units in the United States, we caused each U.S. purchaser to execute and deliver to us a U.S. purchaser's letter in the form of Schedule "C" to the Subscription Agreements or in a similar form acceptable to the Company; and

VI. the offering of the Units in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

Dated this_____day of__________, 2020

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]

By:	By:
Name:	Name:
Title:	Title: